Mail Stop 6010

December 21, 2007

James A. Ermilio
Executive Vice President, General Counsel
 and Secretary
The Commerce Group, Inc.
211 Main Street
Webster, MA 01570

        Re: The Commerce Group, Inc.
                Definitive Proxy Statement
                Filed April 17, 2007
                File No. 001-13672

Dear Mr. Ermilio:

      We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

                Sincerely,

                Tim Buchmiller
                Senior Attorney